

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

David Lazar
Chief Executive Officer
Zhongchai Machinery, Inc.
3445 Lawrence Avenue
Oceanside, NY 11572

  Re: Zhongchai Machinery, Inc.
    Registration Statement on Form 10-12G
    Filed on July 24, 2018
    File No. 000-31091

Dear Mr. Lazar:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure